Exhibit 99.1

CLPS Incorporation Releases Chairman’s Letter to the Company’s Shareholders

Shanghai, China, June 20, 2018 /PRNewswire/ -- CLPS Incorporation (the “Company”, “CLPS”, or Nasdaq: CLPS), a leading information technology (“IT”) consulting and solutions service provider focusing on the banking, insurance and financial sectors in China and globally, today released a letter to shareholders from the Chairman of the Company’s Board of Directors, the full text of which is provided below. All CLPS shareholders are encouraged to read it.

Dear Shareholders,

So far, this year has been extraordinary for our Company. In May 2018, we completed our initial public offering and listing of our securities on the Nasdaq Stock Market in the United States, marking a new era for CLPS Incorporation as a US-listed public company. Following this success, CLPS will continue to serve its existing client base and partners in the financial sector. The Company will also work on enhancing its original financial technology service offerings to expand to international markets, serve international customers, and provide innovative solutions and products to support more world-class technology customers. The successful listing of the Company’s securities on Nasdaq is a new beginning for our Company. CLPS will continue to rely on its strength and corporate strategy to develop, improve, innovate and expand to strengthen the Company and enhance shareholder value.

The financial IT services market continues to grow and expand in China and globally. The demand for these services is fueled by China’s economic growth and the need for continuous upgrade and maintenance of financial information technology. While the demand for financial IT services has increased, the availability of human capital to supply these services remains constrained. Financial institutions require in-depth understanding and knowledge of business processes driven and supported by IT. At the same time, large-scale institutions require highly trained personnel on a cost competitive basis to alleviate shortages of qualified personnel. We strive to meet this demand through and by means of our platform, the CLPS College, which recruits, trains, develops and retains employees. We have collaborated with more than 100 universities to leverage technical curriculum and provide professional certifications and we have developed a deep pool of talent to support complex IT projects. Our training programs provide industry expertise with up to date financial domain knowledge, technical development and skills in advanced programming languages and solutions. More than 70% of our personnel are dedicated to serving foreign financial institution clients. We have broad geographic reach to support customers. Currently, we have over 1600 IT professional staff in 11 offices.

Going forward, we intend to pursue the following objectives:

●      Revenue growth - We intend to continue to grow revenue from both existing Chinese and global clients as well as target new Chinese and global clients, using our comprehensive service and solution offerings and deep domain expertise in the financial industry. Furthermore, we intend to continue to invest in a delivery platform that benefits both Chinese and global clients, capturing synergies between the Chinese and global markets to benefit both groups of clients. As part of these efforts, we intend to hire a U.S. based senior executive to head a wholly owned U.S. subsidiary to expand our business in North America before the end of the calendar year.

●      Continuous Research and Development - We also intend to deepen our domain knowledge in the financial industry and relevant business-specific processes. As we continue to invest in research and development, we will focus on solutions that leverage our industry expertise to combine proprietary applications with industry and client specific needs.

●      Investment in the Training and Development of Human Capital - We view our human capital base as an important competitive advantage. Our Talent Creation Program and Talent Development Program ensure our sustainable supply of financial IT talent resources. We intend to build on and leverage existing training programs and the CLPS College, to expand to other key cities and other industries (e.g., insurance), to tap deeper into CLPS’s talent pool. We expect to open additional training centers overseas to accommodate future demand for our services and solutions overseas.

●      Improved Operational Efficiency - We anticipate developing operating efficiencies by leveraging historical and ongoing investments in infrastructure, research and development and human capital. Our business operates on a single, integrated platform, which allows for economies of scale across our business. We expect to continue to invest in our IT infrastructure as well as more advanced technologies, such as cloud computing, to enhance our scalability and increase efficiencies. We also expect our human capital initiatives to increase efficiencies in human capital allocation, increasing overall productivity.

●      Strategic Alliances and Acquisitions - We intend to continue our pursuits of strategic alliances and acquisitions to enhance our industry-specific technology and service delivery capabilities by building on our track record of successfully acquiring and integrating targeted companies. In that respect, we intend to continue to identify and assess opportunities to enhance our abilities to serve our clients, with a particular focus on enhancing our technology capabilities, deepening our penetration into key clients, expanding our portfolio of service offerings and expanding our operations geographically.

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As stated above, our recently completed IPO and Nasdaq listing provide a firm foundation for the Company’s future growth and value creation. We intend to deliver and execute upon our business objectives.

On behalf of the Company’s management team, I wish to express my deep appreciation and gratitude for your support and confidence in the Company.

With sincerity and determination,

Xiao Feng Yang
Chairman, President
CLPS Incorporation

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About CLPS Incorporation

Headquartered in Shanghai, China, CLPS Incorporation (the “Company”) (Nasdaq: CLPS) is a global leading information technology (“IT”), consulting and solutions service provider focusing on the banking, insurance and financial sectors. The Company serves as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions in the US, Europe, Australia and Hong Kong and their PRC-based IT centers. The Company maintains eleven delivery and/or research & development centers to serve different customers in various geographic locations. Mainland China centers are located in Shanghai, Beijing, Dalian, Tianjin, Chengdu, Guangzhou and Shenzhen. The remaining four global centers are located in Hong Kong, Taiwan, Singapore and Australia. For further information regarding the Company, please visit: http://ir.clpsglobal.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including, among others. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including, without limitation, the Company’s ability to achieve revenue growth, market and client expansion as intended, among other factors. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations at:

In China:

CLPS Incorporation

Tian van Acken

Phone: +86-158-0198-4357

Chief Financial Officer
Email: ir@clpsglobal.com

In the United States:

Ascent Investor Relations LLC

Nicolas Palar

Phone: +1-646-932-7202

Email: npalar@ascent-ir.com

Tina Xiao

Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

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